Filed by Canadian National Railway Company
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
under the Securities Exchange Act of 1934

Subject Company: Kansas City Southern
    Commission File No.: 333-257298
Date:  July 21, 2021

On July 20, 2021, Canadian National Railway Company (“CN”) issued the following press release.

Press Release

North America’s Railroad

CN Reports Strong Second Quarter Results

Broad economic recovery and solid operating performance reinforce confidence heading into the second half of 2021

MONTREAL, July 20, 2021 — CN (TSX: CNR, NYSE: CNI) today reported its financial and operating results for the second quarter ended June 30, 2021, highlighting a 13 per cent increase in revenue ton miles (RTMs) year-over-year and volume growth in virtually every business unit, with notable strength in industrial products, international and domestic intermodal, and propane.

“CN continued to deliver strong operating and financial performance in the second quarter, driven in large part by the dedication of our people and the ongoing long-term investments we are making in our network, equipment, technology and talent. We enter the second half of 2021 focused on executing for our customers and leveraging our strong network performance to safely and sustainably drive long-term value creation for all of our stakeholders. Our proposed combination with Kansas City Southern has received overwhelming support from a broad base of stakeholders because it will enhance competition and drive economic growth in North America. We are confident in our ability to obtain the necessary approvals and successfully close this pro-competitive combination and look forward to delivering the many compelling benefits to customers, employees, labor partners and the communities in which we operate.”

–          JJ Ruest, President and Chief Executive Officer of CN

Financial results highlights
Second-quarter 2021 compared to second-quarter 2020

●	Operating income of C$1,382 million, an increase of 76 per cent, or nine per cent on an adjusted basis. (1)
●	Revenues of C$3,598 million, an increase of C$389 million or 12 per cent.
●	Diluted earnings per share (EPS) of C$1.46, an increase of 90 per cent, and adjusted diluted EPS of C$1.49, an increase of 16 per cent. (1)
●	Operating ratio of 61.6 per cent, an improvement of 13.9 points, or an increase of 1.2 points on an adjusted basis. (1)
●	Free cash flow for the first six months of 2021 was C$1,280 million. (1)

Operating Performance
Second-quarter 2021 compared to second-quarter 2020

Operating performance improved in the second quarter of 2021 when compared to the same period in 2020. In 2020, CN took exceptional measures and made changes to its operating plan (i.e. building longer and heavier trains) due to the sharp retreat in volumes and the unknown duration and effects of the pandemic. As the economy rebounded from the COVID-19 pandemic, CN reverted to its standard operating plan, which focuses on car velocity and through dwell.

●	Federal Railroad Association (FRA) injury frequency rate and accident rate improved by 31 per cent and 16 per cent, respectively.
●	Fuel efficiency improved by two per cent to 0.86 US gallons of locomotive fuel consumed per 1,000 gross ton miles.
●	Train length (in feet) decreased by two per cent.
●	Through dwell (entire railroad, hours) improved by eight per cent.
●	Car velocity (car miles per day) improved by four per cent.
●	Through network train speed (mph) decreased by two per cent.

Reaffirmed 2021 financial outlook (2)

CN is still targeting double-digit adjusted diluted EPS growth, versus 2020 adjusted diluted EPS of C$5.31 (1) and continues to assume high single-digit volume growth in 2021 in terms of RTMs. Furthermore, CN is still targeting free cash flow in the range of C$3.0 billion to C$3.3 billion in 2021 compared to C$3.2 billion in 2020.

CN | 2021 Quarterly Review – Second Quarter 1

Press Release

Second-quarter 2021 revenues, traffic volumes and expenses
Revenues for the second quarter of 2021 were C$3,598 million, an increase of C$389 million, or 12 per cent, when compared to the same period in 2020. The increase was mainly due to higher volumes across most commodity groups due to the continued economic recovery and freight rate increases; partly offset by the negative translation impact of a stronger Canadian dollar and lower export volumes of Canadian grain.

RTMs, measuring the weight and distance of freight transported by CN, increased by 13 per cent from the year-earlier period. Freight revenue per RTM increased by one per cent over the year-earlier period, mainly driven by freight rate increases; partly offset by the negative translation impact of a stronger Canadian dollar.

Operating expenses for the second quarter decreased by nine per cent to C$2,216 million, mainly driven by the C$486 million loss on assets held for sale recorded in the second quarter of 2020, as well as the positive translation impact of a stronger Canadian dollar; partly offset by higher fuel costs and higher incentive compensation.

CN Proposal to Combine with KCS
On May 21, 2021, CN and KCS (NYSE: KSU) announced that they have entered into a definitive merger agreement to combine in a transaction valued at US$325 per KCS share, or approximately US$33.6 billion. (3)

CN is proposing to use a voting trust structure, which requires the approval of the Surface Transportation Board (“STB”). Under the terms of the merger agreement, KCS shareholders will receive US$200 in cash and 1.129 CN common shares for each share of KCS common stock upon closing of the transaction into a voting trust, if approved by the STB. In its May 26, 2021 joint filing, CN and KCS outlined the compelling case for the pro-competitive combination and the use of a voting trust. CN is confident that its use of a voting trust meets the STB’s standards and believes that, after a fair and thorough review by the STB, it should be approved.

The proposed combination will establish seamless, single-line service from Canada, through the United States and into Mexico. The end-to-end CN-KCS combination will expand North American trade and power economic prosperity, provide numerous new connections and service options for customers, enhance competition, and deliver many compelling and innovative benefits for ports, employees, communities and the environment.

(1) Non-GAAP Measures
CN reports its financial results in accordance with United States generally accepted accounting principles (GAAP). CN also uses non-GAAP measures in this news release that do not have any standardized meaning prescribed by GAAP, such as adjusted performance measures. These non-GAAP measures may not be comparable to similar measures presented by other companies. For further details of these non-GAAP measures, including a reconciliation to the most directly comparable GAAP financial measures, refer to the attached supplementary schedule, Non-GAAP Measures.

CN’s full-year adjusted diluted EPS outlook (2) excludes the expected impact of certain income and expense items. However, management cannot individually quantify on a forward-looking basis the impact of these items on its EPS because these items, which could be significant, are difficult to predict and may be highly variable. As a result, CN does not provide a corresponding GAAP measure for, or reconciliation to, its adjusted diluted EPS outlook.

(2) Forward-Looking Statements
Certain statements included in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available information with respect to CN and KCS, regarding the proposed transaction between CN and KCS, the expected benefits of the proposed transaction and future opportunities for the combined company. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as “believes,” “expects,” “anticipates,” “assumes,” “outlook,” “plans,” “targets”, or other similar words.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN, or the combined company, to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements in this news release include, but are not limited to: the outcome of the proposed transaction between CN and KCS; the parties’ ability to consummate the proposed transaction; the conditions to the completion of the proposed transaction; that the regulatory approvals required for the proposed transaction may not be obtained on the terms expected or on the anticipated schedule or at all; CN’s indebtedness, including the substantial indebtedness CN expects to incur and assume in connection with the proposed transaction and the need to generate sufficient cash flows to service and repay such debt; CN’s ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the possibility that CN may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate KCS’ operations with those of CN; that such integration may be more difficult, time- consuming or costly than expected; that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers or suppliers) may be greater than expected following the proposed transaction or the public announcement of the proposed transaction; the retention of certain key employees of KCS may be difficult; the duration and effects of the COVID-19 pandemic, general economic and business conditions, particularly in the context of the COVID-19 pandemic; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; the adverse impact of any termination or revocation by the Mexican government of KCS de México, S.A. de C.V.’s Concession; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should also be made to Management’s Discussion and Analysis (MD&A) in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors relating to CN.

2 CN | 2021 Quarterly Review – Second Quarter

Press Release

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

(3) Based on CN closing share price on the NYSE of US$110.76 as of May 12, 2021.

2021 key assumptions
CN has made a number of economic and market assumptions in preparing its 2021 outlook. The Company assumes that North American industrial production for the year will increase in the high single-digit range, and assumes U.S. housing starts of approximately 1.45 million units and U.S. motor vehicle sales of approximately 16 million units. For the 2020/2021 crop year, the grain crop in Canada was above its three-year average and the U.S. grain crop was in line with its three-year average. The Company assumes that the 2021/2022 grain crops in both Canada and the U.S. will be in line with their respective three-year averages. CN assumes total RTMs in 2021 will increase in the high single-digit range versus 2020. CN assumes continued pricing above rail inflation. CN assumes that in 2021, the value of the Canadian dollar in U.S. currency will be approximately $0.80, and that in 2021 the average price of crude oil (West Texas Intermediate) will be approximately US$60 per barrel. In 2021, CN plans to invest approximately C$3.0 billion in its capital program, of which C$1.6 billion is targeted toward track and railway infrastructure maintenance.

No Offer or Solicitation
This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It
In connection with the proposed transaction, CN has filed with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 to register the shares to be issued in connection with the proposed transaction, and the registration statement has been declared effective. CN has filed with the SEC its prospectus and KCS has filed with the SEC its definitive proxy statement in connection with the proposed transaction, and the KCS proxy statement is being sent to the stockholders of KCS seeking their approval of the merger-related proposals. This news release is not a substitute for the registration statement, the prospectus, the proxy statement or other documents CN and/or KCS may file with the SEC or applicable securities regulators in Canada in connection with the proposed transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROSPECTUS, THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN CANADA CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE (INCLUDING ALL AMENDMENTS  AND  SUPPLEMENTS  THERETO)  BECAUSE  THEY  CONTAIN  AND  WILL  CONTAIN  IMPORTANT
INFORMATION ABOUT CN, KCS AND THE PROPOSED TRANSACTION. Investors and security holders may obtain copies of these documents (if and when available) and other documents filed with the SEC and applicable securities regulators in Canada by CN free of charge through at www.sec.gov and www.sedar.com. Copies of the documents filed by CN (if and when available) will also be made available free of charge by accessing CN’s website at www.CN.ca. Copies of the documents filed by KCS (if and when available) will also be made available free of charge at www.investors.kcsouthern.com, upon written request delivered to KCS at 427 West 12th Street, Kansas City, Missouri 64105, Attention: Corporate Secretary, or by calling KCS’ Corporate Secretary’s Office by telephone at 1-888-800-3690 or by email at corpsec@kcsouthern.com.

CN | 2021 Quarterly Review – Second Quarter 3

Press Release

Participants
This news release is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC and applicable securities regulators in Canada. Nonetheless, CN and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about CN’s executive officers and directors is available in its 2021 Management Information Circular, dated March 9, 2021, as well as its 2020 Annual Report on Form 40-F filed with the SEC on February 1, 2021, in each case available on its website at www.CN.ca/investors/ and at www.sec.gov and www.sedar.com. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed with the SEC and applicable securities regulators in Canada if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website at www.sec.gov and www.sedar.com, as applicable.

This earnings news release, as well as additional information, including the Financial Statements, Notes thereto and MD&A, is contained in CN’s Quarterly Review available on the Company’s website at www.cn.ca/financial-results and on SEDAR at www.sedar.com as well as on the U.S. Securities and Exchange Commission’s website at www.sec.gov through EDGAR.

About CN
CN is a world-class transportation leader and trade-enabler. Essential to the economy, to the customers, and to the communities it serves, CN safely transports more than 300 million tons of natural resources, manufactured products, and finished goods throughout North America every year. As the only railroad connecting Canada’s Eastern and Western coasts with the U.S. South through a 19,500-mile rail network, CN and its affiliates have been contributing to community prosperity and sustainable trade since 1919. CN is committed to programs supporting social responsibility and environmental stewardship.

Contacts:
Media	Investment Community
Mathieu Gaudreault	Paul Butcher
Senior Advisor	Vice-President
Media Relations	Investor Relations
1 (833) 946-3342	(514) 399-0052
media@cn.ca	investor.relations@cn.ca

4 CN | 2021 Quarterly Review – Second Quarter

Selected Railroad Statistics – unaudited

	Three months ended June 30		Six months ended June 30
	2021	2020	2021	2020
Financial measures
Key financial performance indicators (1)
Total revenues ($ millions)	3,598	3,209	7,133	6,754
Freight revenues ($ millions)	3,452	3,038	6,875	6,462
Operating income ($ millions)	1,382	785	2,709	2,000
Adjusted operating income ($ millions) (2)	1,382	1,271	2,572	2,486
Net income ($ millions)	1,034	545	2,008	1,556
Adjusted net income ($ millions) (2)	1,058	908	1,930	1,778
Diluted earnings per share ($)	1.46	0.77	2.82	2.18
Adjusted diluted earnings per share ($) (2)	1.49	1.28	2.71	2.49
Free cash flow ($ millions) (2)	741	1,008	1,280	1,581
Gross property additions ($ millions)	729	714	1,141	1,317
Share repurchases ($ millions)	123	—	414	379
Dividends per share ($)	0.615	0.575	1.230	1.150
Financial position (1)
Total assets ($ millions)	46,256	45,199	46,256	45,199
Total liabilities ($ millions)	25,918	26,424	25,918	26,424
Shareholders’ equity ($ millions)	20,338	18,775	20,338	18,775
Financial ratio
Operating ratio (%)	61.6	75.5	62.0	70.4
Adjusted operating ratio (%) (2)	61.6	60.4	63.9	63.2
Operational measures (3)
Statistical operating data
Gross ton miles (GTMs) (millions)	116,735	102,386	237,515	216,365
Revenue ton miles (RTMs) (millions)	59,246	52,517	120,700	110,887
Carloads (thousands)	1,469	1,294	2,900	2,629
Route miles (includes Canada and the U.S.)	19,500	19,500	19,500	19,500
Employees (end of period)	24,376	22,112	24,376	22,112
Employees (average for the period)	24,410	22,431	24,459	23,848
Key operating measures
Freight revenue per RTM (cents)	5.83	5.78	5.70	5.83
Freight revenue per carload ($)	2,350	2,348	2,371	2,458
GTMs per average number of employees (thousands)	4,782	4,564	9,711	9,073
Operating expenses per GTM (cents)	1.90	2.37	1.86	2.20
Labor and fringe benefits expense per GTM (cents)	0.59	0.55	0.62	0.60
Diesel fuel consumed (US gallons in millions)	100.4	90.2	211.7	199.1
Average fuel price ($ per US gallon)	3.24	2.08	3.05	2.53
Fuel efficiency (US gallons of locomotive fuel consumed per 1,000 GTMs)	0.86	0.88	0.89	0.92
Train weight (tons)	9,840	9,922	9,623	9,491
Train length (feet)	8,749	8,886	8,536	8,389
Car velocity (car miles per day)	205	197	195	186
Through dwell (entire railroad, hours)	7.7	8.4	8.0	8.4
Through network train speed (miles per hour)	19.5	19.9	18.8	18.9
Locomotive utilization (trailing GTMs per total horsepower)	204	204	201	192
Safety indicators (4)
Injury frequency rate (per 200,000 person hours)	0.95	1.38	1.29	1.85
Accident rate (per million train miles)	1.79	2.13	1.49	2.05

(1)	Amounts expressed in Canadian dollars and prepared in accordance with United States generally accepted accounting principles (GAAP), unless otherwise noted.
(2)	See supplementary schedule entitled Non-GAAP Measures for an explanation of these non-GAAP measures.
(3)
Statistical operating data, key operating measures and safety indicators are unaudited and based on estimated data available at such time and are subject to change as more complete information becomes available. Definitions of gross ton miles, fuel efficiency, train weight, train length, car velocity, through dwell and through network train speed are included within the Company’s Management’s Discussion and Analysis. Definitions of all other indicators are provided on CN’s website, www.cn.ca/glossary.

(4)	Based on Federal Railroad Administration (FRA) reporting criteria.

CN | 2021 Quarterly Review – Second Quarter 5

Supplementary Information – unaudited

	Three months ended June 30				Six months ended June 30
	2021	2020	% Change Fav (Unfav)	% Change at constant currency Fav (Unfav) (1)	2021	2020	% Change Fav (Unfav)	% Change at constant currency Fav (Unfav) (1)
Revenues ($ millions) (2)
Petroleum and chemicals	685	585	17%	28%	1,346	1,376	(2%)	4%
Metals and minerals	377	308	22%	34%	745	713	4%	12%
Forest products	451	413	9%	20%	880	846	4%	11%
Coal	158	140	13%	19%	284	283	—%	4%
Grain and fertilizers	609	649	(6%)	—%	1,322	1,259	5%	9%
Intermodal	1,037	874	19%	23%	2,005	1,723	16%	20%
Automotive	135	69	96%	114%	293	262	12%	20%
Total freight revenues	3,452	3,038	14%	22%	6,875	6,462	6%	12%
Other revenues	146	171	(15%)	(7%)	258	292	(12%)	(6%)
Total revenues	3,598	3,209	12%	20%	7,133	6,754	6%	11%
Revenue ton miles (RTMs) (millions) (3)
Petroleum and chemicals	10,054	8,832	14%	14%	20,786	22,520	(8%)	(8%)
Metals and minerals	6,652	3,881	71%	71%	12,945	10,357	25%	25%
Forest products	6,957	6,029	15%	15%	13,627	12,351	10%	10%
Coal	4,648	4,242	10%	10%	8,674	8,320	4%	4%
Grain and fertilizers	14,922	15,062	(1%)	(1%)	32,763	29,261	12%	12%
Intermodal	15,409	14,157	9%	9%	30,642	26,919	14%	14%
Automotive	604	314	92%	92%	1,263	1,159	9%	9%
Total RTMs	59,246	52,517	13%	13%	120,700	110,887	9%	9%
Freight revenue / RTM (cents) (2) (3)
Petroleum and chemicals	6.81	6.62	3%	12%	6.48	6.11	6%	13%
Metals and minerals	5.67	7.94	(29%)	(22%)	5.76	6.88	(16%)	(10%)
Forest products	6.48	6.85	(5%)	4%	6.46	6.85	(6%)	1%
Coal	3.40	3.30	3%	8%	3.27	3.40	(4%)	—%
Grain and fertilizers	4.08	4.31	(5%)	—%	4.04	4.30	(6%)	(2%)
Intermodal	6.73	6.17	9%	13%	6.54	6.40	2%	5%
Automotive	22.35	21.97	2%	12%	23.20	22.61	3%	10%
Total freight revenue / RTM	5.83	5.78	1%	8%	5.70	5.83	(2%)	3%
Carloads (thousands) (3)
Petroleum and chemicals	143	131	9%	9%	293	304	(4%)	(4%)
Metals and minerals	241	217	11%	11%	464	458	1%	1%
Forest products	90	83	8%	8%	176	171	3%	3%
Coal	100	71	41%	41%	169	148	14%	14%
Grain and fertilizers	162	162	—%	—%	338	312	8%	8%
Intermodal	691	609	13%	13%	1,367	1,157	18%	18%
Automotive	42	21	100%	100%	93	79	18%	18%
Total carloads	1,469	1,294	14%	14%	2,900	2,629	10%	10%
Freight revenue / carload ($) (2) (3)
Petroleum and chemicals	4,790	4,466	7%	17%	4,594	4,526	2%	8%
Metals and minerals	1,564	1,419	10%	21%	1,606	1,557	3%	10%
Forest products	5,011	4,976	1%	10%	5,000	4,947	1%	8%
Coal	1,580	1,972	(20%)	(16%)	1,680	1,912	(12%)	(9%)
Grain and fertilizers	3,759	4,006	(6%)	—%	3,911	4,035	(3%)	1%
Intermodal	1,501	1,435	5%	9%	1,467	1,489	(1%)	1%
Automotive	3,214	3,286	(2%)	7%	3,151	3,316	(5%)	2%
Total freight revenue / carload	2,350	2,348	—%	7%	2,371	2,458	(4%)	1%

(1)	See supplementary schedule entitled Non-GAAP Measures for an explanation of this non-GAAP measure.
(2)	Amounts expressed in Canadian dollars.
(3)	Statistical operating data and related key operating measures are unaudited and based on estimated data available at such time and are subject to change as more complete information becomes available.

6 CN | 2021 Quarterly Review – Second Quarter

Non-GAAP Measures – unaudited

In this supplementary schedule, the “Company” or “CN” refers to Canadian National Railway Company, together with its wholly-owned subsidiaries. Financial information included in this schedule is expressed in Canadian dollars, unless otherwise noted.

CN reports its financial results in accordance with United States generally accepted accounting principles (GAAP). The Company also uses non-GAAP measures that do not have any standardized meaning prescribed by GAAP, including adjusted performance measures, constant currency, free cash flow and adjusted debt-to-adjusted earnings before interest, income taxes, depreciation and amortization (EBITDA) multiple. These non-GAAP measures may not be comparable to similar measures presented by other companies. From management’s perspective, these non-GAAP measures are useful measures of performance and provide investors with supplementary information to assess the Company’s results of operations and liquidity. These non-GAAP measures should not be considered in isolation or as a substitute for financial measures prepared in accordance with GAAP.

Adjusted performance measures

Management believes that adjusted net income, adjusted earnings per share, adjusted operating income and adjusted operating ratio are useful measures of performance that can facilitate period-to-period comparisons, as they exclude items that do not necessarily arise as part of CN’s normal day-to-day operations and could distort the analysis of trends in business performance. Management uses adjusted performance measures, which exclude certain income and expense items in its results that management believes are not reflective of CN’s underlying business operations, to set performance goals and as a means to measure CN’s performance. The exclusion of such income and expense items in these measures does not, however, imply that these items are necessarily non-recurring. These measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.

For the three and six months ended June 30, 2021, the Company’s adjusted net income was $1,058 million, or $1.49 per diluted share, and $1,930 million, or $2.71 per diluted share, respectively. The adjusted figures for the three and six months ended June 30, 2021 exclude $32 million, or $24 million after-tax ($0.03 per diluted share), resulting from the amortization of bridge financing fees associated with the pending acquisition of Kansas City Southern (“KCS”), recorded in Interest expense within the Consolidated Statements of Income. The adjusted figures for the six months ended June 30, 2021 also exclude $137 million, or $102 million after-tax ($0.14 per diluted share), resulting from the recovery of the loss on assets held for sale recorded in the second quarter of 2020, to reflect an agreement for the sale of certain non-core rail lines to a short line operator.

For the three and six months ended June 30, 2020, the Company’s adjusted net income was $908 million, or $1.28 per diluted share, and $1,778 million, or $2.49 per diluted share, respectively. The adjusted figures for the three and six months ended June 30, 2020 exclude a loss of $486 million, or $363 million after-tax ($0.51 per diluted share) resulting from the Company’s decision to market for sale for on-going rail operations, certain non-core lines in Wisconsin, Michigan and Ontario. The adjusted figures for the six months ended June 30, 2020 also exclude a current income tax recovery of $141 million ($0.20 per diluted share) in the first quarter resulting from the enactment of the Coronavirus Aid, Relief, and Economic Security (CARES) Act, a U.S. tax-and-spending package aimed at providing additional stimulus to address the economic impact of the COVID-19 pandemic.

The following table provides a reconciliation of net income and earnings per share in accordance with GAAP, as reported for the three and six months ended June 30, 2021 and 2020, to the non-GAAP adjusted performance measures presented herein:

	Three months ended June 30		Six months ended June 30
In millions, except per share data	2021	2020	2021	2020
Net income	$1,034	$545	$2,008	$1,556
Adjustments:
Amortization of bridge financing fees	32	—	32	—
Loss (recovery) on assets held for sale	—	486	(137)	486
Income tax expense (recovery) (1)	(8)	(123)	27	(264)
Adjusted net income	$1,058	$908	$1,930	$1,778
Basic earnings per share	$1.46	$0.77	$2.83	$2.19
Impact of adjustments, per share	0.03	0.51	(0.11)	0.31
Adjusted basic earnings per share	$1.49	$1.28	$2.72	$2.50
Diluted earnings per share	$1.46	$0.77	$2.82	$2.18
Impact of adjustments, per share	0.03	0.51	(0.11)	0.31
Adjusted diluted earnings per share	$1.49	$1.28	$2.71	$2.49

(1)	Includes the tax impact of: (i) adjustments based on the nature of the item for tax purposes and related tax rates in the applicable jurisdiction; or (ii) tax law changes and rate enactments.

CN | 2021 Quarterly Review – Second Quarter 7

Non-GAAP Measures – unaudited

The following table provides a reconciliation of operating income and operating ratio in accordance with GAAP, as reported for the three and six months ended June 30, 2021 and 2020, to the non-GAAP adjusted performance measures presented herein:

	Three months ended June 30			Six months ended June 30
In millions, except percentage	2021	2020		2021		2020
Operating income	$1,382	$785		$2,709		$2,000
Adjustment: Loss (recovery) on assets held for sale	—	486		(137)		486
Adjusted operating income	$1,382	$1,271		$2,572		$2,486
Operating ratio (1)	61.6%	75.5%		62.0%		70.4%
Impact of adjustment	—	(15.1)-	pts	1.9-	pts	(7.2)-	pts
Adjusted operating ratio	61.6%	60.4%		63.9%		63.2%

(1)	The operating ratio is defined as operating expenses as a percentage of revenues.

Constant currency

Financial results at constant currency allow results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Measures at constant currency are considered non- GAAP measures and do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. Financial results at constant currency are obtained by translating the current period results denominated in US dollars at the foreign exchange rates of the comparable period in the prior year. The average foreign exchange rates were $1.23 and $1.25 per US$1.00 for the three and six months ended June 30, 2021, respectively, and $1.39 and $1.37 per US$1.00 for the three and six months ended June 30, 2020, respectively.

On a constant currency basis, the Company’s net income for the three and six months ended June 30, 2021 would have been higher by $77 million ($0.11 per diluted share) and $110 million ($0.15 per diluted share), respectively.

Free cash flow

Management believes that free cash flow is a useful measure of liquidity as it demonstrates the Company’s ability to generate cash for debt obligations and for discretionary uses such as payment of dividends, share repurchases, and strategic opportunities. The Company defines its free cash flow measure as the difference between net cash provided by operating activities and net cash used in investing activities, adjusted for the impact of business acquisitions and related transaction costs paid in cash, if any. Free cash flow does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.

The following table provides a reconciliation of net cash provided by operating activities in accordance with GAAP, as reported for the three and six months ended June 30, 2021 and 2020, to the non-GAAP free cash flow presented herein:

	Three months ended June 30		Six months ended June 30
In millions	2021	2020	2021	2020
Net cash provided by operating activities	$1,475	$1,757	$2,427	$2,937
Net cash used in investing activities	(1,642)	(749)	(2,055)	(1,356)
Net cash provided before financing activities	(167)	1,008	372	1,581
Adjustment: Pending acquisition (1)	908	—	908	—
Free cash flow	$741	$1,008	$1,280	$1,581

(1)	Relates to an advance to KCS and other transaction costs paid. See Note 3 - Pending KCS acquisition to CN’s unaudited Interim Consolidated Financial Statements for additional information.

8 CN | 2021 Quarterly Review – Second Quarter

Non-GAAP Measures – unaudited

Adjusted debt-to-adjusted EBITDA multiple

Management believes that the adjusted debt-to-adjusted EBITDA multiple is a useful credit measure because it reflects the Company’s ability to service its debt and other long-term obligations. The Company calculates the adjusted debt-to-adjusted EBITDA multiple as adjusted debt divided by adjusted EBITDA. These measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.

The following table provides a reconciliation of debt and net income in accordance with GAAP, reported as at and for the twelve months ended June 30, 2021 and 2020, to the adjusted measures presented herein, which have been used to calculate the non-GAAP adjusted debt-to- adjusted EBITDA multiple:

In millions, unless otherwise indicated	As at and for the twelve months ended June 30,	2021	2020
Debt		$13,719	$14,162
Adjustments:
Operating lease liabilities, including current portion		379	451
Pension plans in deficiency		545	523
Adjusted debt		$14,643	$15,136
Net income		$4,014	$3,624
Interest expense		559	554
Income tax expense		1,310	1,004
Depreciation and amortization		1,603	1,555
EBITDA		7,486	6,737
Adjustments:
Loss (recovery) on assets held for sale		(137)	486
Other income		(48)	(35)
Other components of net periodic benefit income		(349)	(316)
Operating lease cost		135	156
Adjusted EBITDA		$7,087	$7,028
Adjusted debt-to-adjusted EBITDA multiple (times)		2.07	2.15

CN | 2021 Quarterly Review – Second Quarter 9